80

04016890

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

VF 4-21-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILDER RICHMAN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830-6005 (Zip Code)

RECEIVED APR 19 2004 187 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. NEAL LUDEKE 203-869-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SAM SARTORIO, CPA
ROSENBERG, NEUWIRTH & KUCHNER
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 1600 (Address) NEW YORK (City) NEW YORK (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

047-8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD P. RICHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILDER RICHMAN SECURITIES CORPORATION, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARY K. HOLZER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILDER RICHMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

AND INDEPENDENT AUDITORS' REPORT

WILDER RICHMAN SECURITIES CORPORATION

Financial Statements and Supplementary Schedules

for the Year Ended December 31, 2003

and Independent Auditors' Report

C O N T E N T S

RNK

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilder Richman Securities Corporation
Greenwich, Connecticut

We have audited the accompanying balance sheet of Wilder Richman Securities Corporation as of December 31, 2003, and the related statements of operations and deficit, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Wilder Richman Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg, Neuwirth & Kuchner

April 1, 2004

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

WILDER RICHMAN SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2003

A S S E T S

CURRENT ASSET:	
Cash	$ 26,593
Commissions receivable (Notes 1,4 and 5)	632,832
	$659,425

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Commission payable	$176,438
Due related company	1,300
	177,738
STOCKHOLDERS' EQUITY:	
Common stock, $50 par value:	
Authorized, 200 shares	
Issued and outstanding, 200 shares	10,000
Paid in capital	545,614
Deficit	(73,927)
TOTAL STOCKHOLDERS' EQUITY	$481,687
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$659,425

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commission income	$810,425
Interest income	619
	811,044
Expenses:	
Commission expense	778,570
Litigation expenses	51,238
Regulatory fees and miscellaneous	5,314
State franchise tax	350
	835,472
NET LOSS	(24,428)
Deficit, beginning of year	(49,499)
Deficit, end of year	$(73,927)

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Total	Common Stock	Paid in Capital	Deficit
Balance, January 1, 2003	$ 8,615	$10,000	$48,114	$(49,499)
Net loss for the year ended December 31, 2003	(24,428)	-	-	(24,428)
Capital contributions by shareholder	497,500	-	497,500	-
Balance, December 31, 2003	$481,687	$10,000	$545,614	$(73,927)

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (24,428)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in accounts payable	177,738
Increase in accounts receivable	(632,832)
Net cash used in operating activities	(479,522)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	497,500
Net increase in cash	17,978
Cash, beginning of year	8,615
Cash, end of year	$ 26,593

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilder Richman Securities Corporation (the "Corporation") was incorporated on September 17, 1985. The Corporation is registered with the Securities and Exchange Commission as a broker-dealer. The Corporation's sole activities to date have been limited to the sale of certain securities, for which it received commissions.

The Corporation is an SEC-registered broker-dealer for private placement of projects, (offerings), in which The Richman Group, Inc. and related companies develop or act as consultants for real estate projects. The Corporation, re-activated in 2003, functions as a regulatory compliance company for these entities.

Income recognition

The Corporation reflects fees receivable and payable and corresponding income and expenses when they are due, in accordance with terms of the offerings (note 4).

Income taxes

The shareholders have elected to have the Corporation file its federal income tax returns under Subchapter S of the Internal Revenue Code. Accordingly, no provision for taxes based upon income is required.

The Corporation reports its income under the cash method of accounting for income tax reporting purposes.

2. OTHER

There were no liabilities subordinated to claims of creditors or otherwise during the year ended December 31, 2003.

No material inadequacies were found to exist.

3. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of the rules of the Securities and Exchange Commission, the Corporation is required to maintain a minimum net capital, as defined in such rules. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Corporation had net capital of $481,688. The minimum net capital requirement is $5,000. The net capital requirements may effectively restrict the payment of cash dividends.

4. COMMISSIONS RECEIVABLE

Approximately $240,000 of disputed commissions receivable from related parties have not been included in these financial statement as a result of ongoing litigation involving a third party who is claiming that he is entitled to the commissions, rather than the Corporation. Because the outcome of such matter is in doubt, the Corporation has not included such amount in the accompanying financial statements.

5. RELATED PARTY TRANSACTIONS

The Corporation occupies space in an office and shares employees with related entities (note 1).

All commissions have been earned from related entities.

The Corporation is operated for the benefit of related parties which have not charged any overhead.

The operating results achieved by the Company are not necessarily indicative up those that would be achieved had the Company not been related.

SUPPLEMENTAL SCHEDULES

WILDER RICHMAN SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS:	
Total Liabilities from balance sheet	$177,738
Net Capital	
Stockholders' equity	$481,687
Computation of basic net capital requirement	
Minimum net capital required (6-2/3%) of aggregate indebtedness of $177,737)	11,849
Minimum dollar requirement	5,000
Excess net capital	476,687
Excess net capital at 1,000%	$463,914
Ratio	
Aggregate indebtedness to net capital	.369:1

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO UNIFORM NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN REPORT PURSUANT TO RULE 17a-5d TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

DECEMBER 31, 2003

	Net Capital	Aggregate Indebtedness
As reported in Company's Part IIA Focus Report	$ 790,882	$ 19,921
Audit adjustments:		
Commissions receivable	(151,379)	-
Commissions payable	(156,516)	156,516
Accrued fee paid by related party	(1,300)	1,300
As reported on Schedule I	$ 481,687	$177,737

See notes to financial statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Wilder Richman Securities Corporation.:

In planning and performing our audit of the financial statements of Wilder Richman Securities Corporation. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003, and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.

Rosenberg, Neuwirth & Kuchner

New York, New York
April 1, 2004